

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2012

Via E-mail
Tony W. Wolfe
President and Chief Executive Officer
Peoples Bancorp of North Carolina, Inc.
518 West C Street
Newton, North Carolina 28658

Re:     **Peoples Bancorp of North Carolina, Inc.**
        **Registration Statement on Form S-1**
        **Filed May 15, 2012**
        **File No. 333-181347**

Dear Mr. Wolfe:

We have monitored your registration statement and have the following comments in addition to the comments we issued by our letter dated May 17, 2012. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the public offering price of the Preferred Shares may be determined by an auction process. Any revised disclosure on the auction process should explain on the prospectus cover page how the bidders will have certainty as to the manner in which the offering price will be determined.

Prospectus Cover Page

2. Once you have named your underwriter(s), please provide a brief description of the underwriting arrangements. For example, describe whether the underwriters may be required to purchase any specific number or dollar amount of securities in certain circumstances. Refer to Item 501(b)(8) of Regulation S-K.

Summary

Securities Being Offered, page 4

3. Please revise your summary to provide a comparison of your earnings to fixed charges.

4. If you intend to purchase or bid in the offering, please disclose. Please also revise your summary to disclose the current capital ratios, for the Company and the Bank, and your anticipated capital ratios assuming your bid is successful.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel